SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                 _______________

                                  SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                (Amendment No. 2)

                                 _______________

                               CBI INDUSTRIES, INC.
                            (Name of Subject Company)

                               CBI INDUSTRIES, INC.
                       (Name of Person(s) Filing Statement)

                     Common Stock, par value $2.50 per share
                 (and Associated Preferred Stock Purchase Rights)
                          (Title of Class of Securities)
                                 _______________

                                   124800 10 3
                      (CUSIP Number of Class of Securities)
                                 _______________

                             Charles O. Ziemer, Esq.
                    Senior Vice President and General Counsel
                               CBI Industries, Inc.
                               800 Jorie Boulevard
                         Oak Brook, Illinois  60521-2268
                                  (708) 572-7000
             (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications on Behalf
                        of the Person(s) Filing Statement)
                                 _______________

                                 With a copy to:

                             Richard D. Katcher, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                          New York, New York  10019-6150
                                  (212) 403-1000

                   This Amendment No. 2 amends and supplements the Solicitation/Recomendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on November 16, 1995, and as subsequently amended, by CBI In-dustries, Inc., a Delaware corporation (the "Company" or "CBI"), relating to the tender offer made by PX Acquisition Corp. ("P Sub"), a Delaware corporation and a wholly owned sub-sidiary of Praxair, Inc., a Delaware corporation ("Praxair"), to purchase all outstanding shares of Common Stock, including the associated Rights issued pursuant to the Amendment and Re-statement dated as of August 8, 1989 of a Rights Agreement dated as of March 4, 1986, between the Company and First Chi-cago Trust Company of New York, as Rights Agent, at a price of $32.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 1995 and the related Letter of Transmittal, as disclosed in a Tender Offer Statement on Schedule 14D-1 filed by P Sub and Praxair with the Commission on November 3, 1995, and as subsequently amended (the "Schedule 14D-1"). Un-less otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the
         Schedule 14D-9.


         Item 8.  Additional Information To Be Furnished.


                   On November 21, 1995, the Company received a letter from Praxair and a mark-up of the November 20, 1995 draft con-fidentiality agreement the Company had sent to Praxair on No-vember 20, 1995, which letter and mark-up of the draft confi-dentiality agreement was filed as Exhibit (a)(16) to Amendment No. 7 to the Schedule 14D-1. The Company responded to Praxair's November 21, 1995 letter and draft confidentiality agreement mark-up by letter dated November 24, 1995, which is filed herewith as Exhibit 32.


         Item 9. Material to Be Filed as Exhibits.


                   Item 9 is hereby amended and supplemented by adding thereto the following:

          Exhibit 32 Letter to Neil T. Anderson, Esq., Sullivan & Cromwell, from Richard D. Katcher, Esq., Wacht-ell, Lipton, Rosen & Katz, dated November 24, 1995.





                                    SIGNATURE


                   After reasonable inquiry and to the best of its know-ledge and belief, the undersigned certifies that the informa-tion set forth in this statement is true, complete and correct.


                                       CBI INDUSTRIES, INC.



         Dated:  November 27, 1995     By:  /s/ John E. Jones
                                            John E. Jones
                                            Chairman, President and
                                              Chief Executive Officer






                                  EXHIBIT INDEX


           Exhibit 32 Letter to Neil T. Anderson, Esq., Sullivan & Cromwell, from Richard D. Katcher, Esq., Wacht-ell, Lipton, Rosen & Katz, dated November 24, 1995.